                                                    This filing is made pursuant
                                                    to Rule 424(b)(3) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-51103

PROSPECTUS

                             CKE RESTAURANTS, INC.

                        $197,225,000 PRINCIPAL AMOUNT OF
                 4 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004
                (INTEREST PAYABLE ON MARCH 15 AND SEPTEMBER 15)

                        4,091,465 SHARES OF COMMON STOCK

                            ------------------------

    This Prospectus relates to (i) $197,225,000 aggregate principal amount of 4 1/4% Convertible Subordinated Notes due 2004 (the "Notes") of CKE Restaurants, Inc., a Delaware corporation ("CKE" or the "Company"), and (ii) 4,091,465 shares of common stock, par value $.01 per share (the "Common Stock") of the Company, which are initially issuable upon conversion of the Notes, plus an additional indeterminate number of shares of Common Stock as may become issuable upon conversion of the Notes as a result of adjustments to the conversion price (the "Shares" and, collectively with the Notes, the "Offered Securities"). The Offered Securities that are being registered hereby are to be offered for the accounts of the holders thereof (the "Selling Securityholders"). The Notes were initially acquired from the Company by Morgan Stanley & Co. Incorporated, BT Alex. Brown Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Schroder & Co. Inc. (the "Initial Purchasers") on March 13, 1998 in connection with a private offering. See "Description of the Notes."

    The Notes are convertible into Common Stock of the Company at any time after June 11, 1998 and prior to maturity, unless previously redeemed, at a conversion price of $48.204 per share, subject to adjustment in certain events. The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "CKR." On June 8, 1998, the last reported sales price for the Common Stock as reported on the NYSE was $34 15/16 per share.

    The Notes are not redeemable by the Company prior to March 20, 2001. Thereafter, the Notes will be redeemable on at least 30 days' prior notice at the option of the Company, in whole or in part, at any time, at the redemption prices set forth in this Prospectus, in each case together with accrued interest. Upon a Fundamental Change (as defined herein), each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase such holder's Notes at a purchase price of 100% of the principal amount thereof, subject to adjustment in certain events as described herein, plus accrued interest. See "Description of the Notes -- Redemption at Option of the Company" and "-- Redemption at Option of the Holder."

    The Notes are unsecured obligations of the Company, subordinate in right of payment to all present and future Senior Indebtedness (as defined herein) of the Company and are effectively subordinated to all indebtedness and liabilities of subsidiaries of the Company. The Indenture does not restrict incurrence of any other indebtedness or liabilities of the Company or its subsidiaries. See "Description of the Notes -- Subordination of Notes."

    The Notes and the Shares are being registered to permit public secondary trading of the Notes and, upon conversion, the underlying Common Stock, by the holders thereof from time to time after the date of this Prospectus.

    The Company will not receive any of the proceeds from sales of the Notes or the Shares by the Selling Securityholders. The Notes and the Shares may be offered and sold from time to time by the Selling Securityholders in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Selling Securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used by the Selling Securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any Notes or Shares as principals, any profits received by such broker-dealers on the resale of the notes or Shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Securityholder may be deemed to be underwriting commissions.

       SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN
          MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JUNE 15, 1998.

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER OF THE SECURITIES DESCRIBED HEREIN SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Forward-Looking Statements.................    2
Incorporation of Certain Documents by
  Reference................................    3
The Company................................    4
Risk Factors...............................    5
Use of Proceeds............................   11
Common Stock Price Range and Dividends.....   11
Description of the Notes...................   12

                                             PAGE
                                             ----
Description of Capital Stock...............   23
Certain Federal Income Tax
  Considerations...........................   25
Selling Securityholders....................   30
Plan of Distribution.......................   32
Legal Matters..............................   33
Experts....................................   33
Available Information......................   33

     No representation or warranty, express or implied, is made as to the accuracy or completeness of the information set forth herein, or incorporated by reference herein, and nothing contained in this Prospectus, or incorporated by reference herein, is, or shall be relied upon as, a promise or representation. The Initial Purchasers and Selling Securityholders assume no responsibility for the accuracy or completeness hereof.
                            ------------------------

                           FORWARD-LOOKING STATEMENTS

     The information contained and incorporated by reference herein contains forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the quick-service restaurant industry in general and in the Company's specific market areas, changes in prevailing interest rates and the availability of financing, inflation, changes in costs of goods and services, economic conditions in general and in the Company's specific market areas, and uncertainties related to the Company's acquisitions of Hardee's and FEI (as each is defined herein). In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise. Accordingly, any forward-looking statements included or incorporated by reference herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma" or "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategies, plans or intentions. The accompanying information contained and incorporated by reference in this Prospectus, including without limitation the information set forth under the heading "Risk Factors," identifies important factors that could cause such differences.

     IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Securities and Exchange Commission (the "Commission") and are incorporated herein by reference: the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998, the Company's Current Reports on Form 8-K dated July 15, 1997, January 15, 1998, February 19, 1998, March 2, 1998, March 10, 1998, March 16,
1998 and April 1, 1998, as amended. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus and prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference, or in an amendment or supplement thereto, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the attention of General Counsel, at CKE Restaurants, Inc., 1200 North Harbor Boulevard, Anaheim, California 92801, telephone (714) 774-5796.

                                  THE COMPANY

     The Company is a leading nationwide owner, operator and franchisor of quick-service restaurants with 3,981 branded restaurant units operating as of January 26, 1998, primarily under the Carl's Jr. and Hardee's brand names. Based on domestic system-wide sales, the Company's Hardee's and Carl's Jr. chains are the fourth and seventh largest quick-service hamburger restaurant chains in the United States, respectively. The Company also owns and operates quick-service Mexican restaurants under the Taco Bueno brand name.

     - Carl's Jr.(R) -- Carl's Jr. was founded in 1956 and is located primarily in the Western United States, with a leading market presence in California. The Carl's Jr. menu features several charbroiled hamburgers, chicken sandwiches, steak sandwiches and other signature items, including the Famous Star, Western Bacon Cheeseburger(R), Super Star(R), Charbroiler Chicken Sandwiches(R), Crispy Chicken Sandwiches and the Charbroiled Sirloin Steak Sandwich. The Company believes that Carl's Jr. maintains a strong price-value image with its customers because its menu items are generally made-to-order, meet exacting quality standards, are offered in generous portions and have a strong reputation for quality and taste. As of January 26, 1998, the Carl's Jr. system included 708 restaurants, of which 443 were operated by the Company and 265 were operated by the Company's franchisees and licensees.

     - Hardee's(R) -- Hardee's, which was acquired by the Company in July 1997, was founded in 1961 and has a leading market presence in the Southeastern and Midwestern United States. Hardee's strength is its breakfast menu, generating approximately 30% of its overall revenues, which is one of the highest percentages in the quick-service hamburger restaurant industry. Hardee's breakfast menu features made-from-scratch biscuits, biscuit breakfast sandwiches and other items such as hash rounds and breakfast platters. The current Hardee's lunch and dinner menu includes hamburgers and fried chicken. Since its acquisition of Hardee's, the Company's management has implemented certain improvements to the Hardee's menu by streamlining its product offerings and is in the process of adding in selected markets certain Carl's Jr. lunch and dinner menu items to complement Hardee's strong breakfast menu. As of January 26, 1998, the Hardee's system included 3,038 restaurants, of which 863 were operated by the Company and 2,175 were operated by the Company's franchisees and licensees. As a result of the FEI Acquisition, 1,420 of the 3,038 Hardee's restaurants operated as of January 26, 1998 are presently operated by the Company and 1,618 are operated by the Company's franchisees and licensees.

     - Taco Bueno(R) -- The Company owns and operates 109 Taco Bueno quick-service Mexican restaurants located in Texas and Oklahoma. Taco Bueno seeks to differentiate itself from its principal competitors by offering a diverse menu featuring generous portions of freshly prepared, high quality food items. In addition to typical quick-service Mexican offerings, such as burritos, tacos, tostadas and combination meals, Taco Bueno features a number of signature menu items, such as its Chicken Taco Salad and Mucho Burrito Platter.

     The Company's principal executive offices are located at 1200 North Harbor Boulevard, Anaheim, California 92801, and its telephone number is (714) 774-5796.
                            ------------------------

     The Company's fiscal year is the 52- or 53-week period ending on the last Monday in January of each year. For example, references to fiscal 1998 refer to the 52-week period ended January 26, 1998. For clarity of presentation, all fiscal years are presented herein as if the fiscal year ended on January 31. As used in this Prospectus, unless otherwise expressly stated or the context otherwise requires, (i) the terms "Company" and "CKE" refer to the Company and its consolidated subsidiaries, (ii) the term "Hardee's" refers to Hardee's Food Systems, Inc., prior to and after its acquisition by the Company, and (iii) the term "FEI" refers to Flagstar Enterprises, Inc., prior to the consummation of its acquisition by the Company (the "FEI Acquisition"). Unless otherwise expressly indicated or the context otherwise requires, all information herein
(i) reflects the three-for-two stock split of the Company's Common Stock which was completed in January 1997 in the form of a 50% stock dividend and (ii) reflects a 10% stock dividend effected in February 1998.

     "Carl's Jr." and "Hardee's" are registered trademarks of the Company. All rights are fully reserved. This Prospectus also contains other trademarks of the Company and refers to trademarks of other companies.

                                  RISK FACTORS

     In addition to the other information set forth and incorporated by reference in this Prospectus, prospective investors should carefully consider the following information in evaluating the Company and its business before making an investment in the securities offered hereby. See "Forward-Looking Statements."

     Uncertainties Related to the Integration of Hardee's and FEI. The acquisition of Hardee's significantly increased the size of the Company. Managing the Company and integrating the acquired business operations of Hardee's will continue to present a significant challenge to the Company's management. Historically, Hardee's has been a well-established but underperforming brand which has recently experienced declining system-wide same-store sales and a declining market share in the quick-service hamburger restaurant industry. The Company continues to evaluate the restaurant operations of Hardee's and various short- and long-term strategic considerations in the process of assessing the extent to which Hardee's restaurant operations will be integrated, restructured or otherwise modified by the Company. One of the objectives of the Company's turnaround strategies for Hardee's is to stem the recent negative operating trends experienced by Hardee's. However, there can be no assurance that these strategies will be successful. If the Company is unable to achieve anticipated improvements in restaurant-level operating margins or reductions in corporate overhead costs in its Hardee's operations on a timely basis, cash flows generated from Hardee's operations may not be adequate to support the Company's turnaround strategies for Hardee's, some of which require significant capital expenditures. The Company's success will also depend, in part, on its Hardee's franchisees. Hardee's franchisees are not required to participate in implementing the Company's strategies and there can be no assurance that Hardee's franchisees will participate. Lack of participation by Hardee's franchisees in implementing the Company's strategies could delay or limit the success of the Company's strategies. Restructuring and integrating the restaurant operations of Hardee's will require the dedication of significant capital and management resources, which may cause an interruption of, or a loss of momentum in, the activities of the Company. The difficulties of such restructuring and integration may be increased by the necessity of coordinating geographically separate organizations and selectively introducing the Carl's Jr. brand into markets in which Carl's Jr. restaurants have never operated, all of which, together with other factors beyond the Company's control, may adversely affect the cost, implementation, execution and timing of the Company's turnaround strategies for Hardee's. Failure to effectively accomplish the integration of the Company's operations or to improve Hardee's results of operations could have a material adverse effect on the Company's financial condition and results of operations.

     The FEI Acquisition has resulted in another significant increase in the size of the Company. Integrating the acquired business operations of FEI also presents a significant challenge to the Company's management, and may affect the implementation and timing of the Company's turnaround strategies for Hardee's. The Company believes that the FEI Acquisition will help the Company achieve a greater degree of control over the entire Hardee's system; however, no assurances can be given that the Company will realize the benefits it anticipates from the FEI Acquisition or that the FEI Acquisition will not adversely affect the Company's financial condition or results of operations.

     Increased Leverage. In order to finance the Hardee's acquisition and to make borrowings available to the Company for working capital and other corporate purposes, in July 1997 the Company entered into a term loan facility of $75.0 million (the "Term Loan Facility") and a $225.0 million revolving credit facility (the "Revolving Credit Facility" and, collectively with the Term Loan Facility, the "Senior Credit Facility"). As of January 26, 1998, borrowings of $67.5 million remained outstanding under the Term Loan Facility and borrowings of $71.0 million remained outstanding under the Revolving Credit Facility. On April 1, 1998, the Company amended the Senior Credit Facility to increase the aggregate principal amounts of the lenders' commitments under the Term Loan Facility to $250.0 million and under the Revolving Credit Facility to $250.0 million. The Company incurred borrowings of $213.2 million thereunder to finance a portion of the purchase price of the FEI Acquisition. In connection with the initial sale of the Notes on March 13, 1998, the Company incurred approximately $197.2 million in additional indebtedness which, when combined with the amount the Company had outstanding under its Senior Credit Facility, increased the ratio of its long-term debt to its total capitalization from 28.2% at January 26, 1998 to 56.5%, as adjusted to give pro forma effect to the FEI Acquisition and the sale of the Notes. The Company's increased degree of leverage could have important consequences to investors, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes may be decreased in the future; (ii) an increased portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) most of the Company's borrowings are and will continue to be at variable rates of interest (including borrowings under the Senior Credit Facility), which exposes the Company to the risk of increased interest rates; (iv) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (v) the Company's substantial degree of leverage may limit its flexibility to adjust to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions or its businesses. The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness, and to comply with the financial covenants and other obligations under its debt instruments, will depend on its financial and operating performance, which in turn will be subject to economic conditions and to financial, business and other factors beyond its control. There can be no assurance that the Company's operating results, cash flow and capital resources will be sufficient for payment of its indebtedness in the future. See "Description of the Notes."

     Risks Associated with Growth Strategy. The Company's growth strategy includes, among other things, opening additional Company-operated and franchised restaurants, dual-branding its restaurant concepts and remodeling its restaurants. The success of the Company's growth strategy will depend on numerous factors, many of which are beyond the control of the Company and its franchisees, including the hiring, training and retention of qualified management and other restaurant personnel, the ability to obtain necessary governmental permits and approvals, the availability of appropriate financing and general economic conditions. The Company and its franchisees face competition from other restaurant operators, retail chains, companies and developers for desirable site locations, which may adversely affect the cost, implementation and timing of the Company's expansion plans. To manage its planned expansion, the Company must ensure the continuing adequacy of its existing systems and procedures, including its supply and distribution arrangements, restaurant management, financial controls and information systems.

     The Company's growth will also depend in part on its ability to increase sales at existing restaurants. In addition to its turnaround strategies for Hardee's, the Company expects to continue remodeling and upgrading equipment at its Hardee's restaurants. The Company has substantially completed its remodeling program for its Company-operated Carl's Jr. restaurants and plans to convert at least 60 of its Carl's Jr. restaurants to Carl's Jr./Green Burrito dual-brand restaurants in each of the next three years. The Company will incur significant capital expenditures in remodeling and converting restaurants and will experience a loss of revenues during the brief periods of time that restaurants are closed for remodeling or conversion. There can be no assurance that such remodels and conversions will increase the revenues generated by these restaurants or, even if revenues are increased, that such increases will be sustainable. In addition, although the sales results experienced by the Company-operated Carl's Jr. restaurants that have been remodeled or converted to dual-brand restaurants have generally been favorable to date, there can be no assurance that such favorable sales results are sustainable or that they are indicative of sales results that will be achieved by restaurants to be remodeled or converted in the future. There can also be no assurance that the Company will be able to achieve same-store sales increases in its Company-operated restaurants.

     Environmental Matters. The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials (together, "Environmental Laws"). In particular, under applicable Environmental Laws, the Company may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to its restaurants and the land on which its restaurants are located, regardless of whether the Company leases or owns the restaurants or land in question and regardless of whether such environmental conditions were created by the Company or by a prior owner or tenant. There can be no assurance that environmental conditions relating to prior, existing or future restaurants or restaurant sites will not have a material adverse effect on the Company.

     Risks Related to Acquisition Strategy. Although the Company is not currently contemplating any significant additional acquisitions of other restaurant companies, it will continue to evaluate investment opportunities in other restaurant companies. Acquisitions involve a number of risks that could adversely affect the Company's operating results, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees. No assurance can be given that any acquisition or investment by the Company will not materially and adversely affect the Company or that any such acquisition or investment will enhance the Company's business. If the Company determines to make any significant acquisitions of, or investments in, other businesses, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. The sales, if any, of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders.

     Competition. The food service industry is intensely competitive with respect to the quality and value of food products offered, concept, service, price, dining experience and location. The Company primarily competes with major restaurant chains, some of which dominate the quick-service restaurant industry, and also competes with a variety of other food service companies and fast-food restaurants. The Company's competitors also include a variety of mid-price, full-service casual dining restaurants, health and nutrition-oriented restaurants, delicatessens and prepared food stores, as well as supermarkets and convenience stores. Many of the Company's competitors have substantially greater financial, marketing and other resources than the Company, which may give them certain competitive advantages. Certain of the major quick-service restaurant chains have increasingly offered selected food items and combination meals at discounted prices. In recent years, the Company's restaurant sales were adversely affected by aggressive promotions and price reductions by its competitors. Future changes in the pricing or other marketing strategies of one or more of the Company's competitors could have a material adverse effect on the Company's financial condition and results of operations. As the Company's competitors expand operations, competition can be expected to intensify. Such increased competition could have a material adverse effect on the Company's financial condition and results of operations.

     Food Service Industry. Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. The performance of individual restaurants may be adversely affected by factors such as traffic patterns, demographics and the type, number and location of competing restaurants. Multi-unit food service businesses such as the Company's can also be materially and adversely affected by publicity resulting from poor food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants or from consumer concerns with respect to the nutritional value of quick-service food. Dependence on frequent deliveries of fresh produce and groceries subjects food service businesses such as the Company's to the risk that shortages or interruptions in supply, caused by adverse weather or other conditions, could adversely affect the availability, quality and cost of ingredients. In addition, unfavorable trends or developments concerning factors such as inflation, increased food, labor and employee benefit costs (including increases in hourly wage and unemployment tax rates), increases in the number and locations of competing quick-service restaurants, regional weather conditions and the availability of experienced management and hourly employees may also adversely affect the food service industry in general and the Company's financial condition and results of operations in particular. Changes in economic conditions affecting the Company's customers could reduce traffic in some or all of the Company's restaurants or impose practical limits on pricing, either of which could have a material adverse effect on the Company's financial condition and results of operations. The continued success of the Company will depend in part on the ability of the Company's management to anticipate, identify and respond to changing conditions.

     Dependence on Key Personnel. The Company believes that its success will depend in part on the continuing services of its key executives, including William P. Foley II, Chairman of the Board and Chief Executive Officer, and C. Thomas Thompson, President and Chief Operating Officer. In addition to his position with the Company, Mr. Foley currently serves as a director or executive officer of certain other business entities and a meaningful portion of his time is devoted to such other businesses. The loss of the services of either of these executives could have a material adverse effect upon the Company's business, and there can be no assurance that qualified replacements would be available. The Company's continued growth will also depend in part on its ability to attract and retain additional skilled management personnel.

     Government Regulations. The restaurant industry is subject to extensive federal, state and local governmental regulations, including those relating to the preparation and sale of food and those relating to building and zoning requirements. The Company and its franchisees are also subject to laws governing their relationships with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. The Company is also subject to federal regulation and certain state laws which govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on franchise agreements, including limitations on noncompetition provisions and on provisions concerning the termination or nonrenewal of a franchise. Some states require that certain materials be registered before franchises can be offered or sold in that state. The failure to obtain or retain licenses or approvals to sell franchises could adversely affect the Company and its franchisees. Many of the Company's employees are paid hourly rates based upon the federal and state minimum wage laws. Recent legislation increasing the minimum wage has resulted in higher labor costs to the Company and its franchisees. The Company anticipates that increases in the minimum wage may be offset through pricing and other cost control efforts; however, there can be no assurance that the Company or its franchisees will be able to pass such additional costs on to customers in whole or in part.

     Subordination. The Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company, including borrowings under the Company's Senior Credit Facility. As a result of such subordination, in the event of the Company's liquidation or insolvency, a payment or covenant default with respect to Senior Indebtedness or upon acceleration of the Notes due to an event of default, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.

     The Notes are obligations exclusively of the Company. Since the operations of the Company are primarily conducted through subsidiaries, the cash flow and the Company's ability to service debt, including the Notes of the Company, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     Giving effect to the FEI Acquisition, including the incurrence of indebtedness under the Senior Credit Facility to fund a portion of the FEI Acquisition, as of January 26, 1998, the Company had approximately $618.6 million of indebtedness and other liabilities that would have constituted Senior Indebtedness (including approximately $351.7 million under the Senior Credit Facility). As of January 26, 1998, after giving pro forma effect to the FEI Acquisition, the Company's subsidiaries would have had approximately $182.6 million of indebtedness and other liabilities (including trade payables and excluding intercompany liabilities) as to which the Notes would have been effectively subordinated. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries. The incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. The Company expects from time to time to incur additional indebtedness and other liabilities, including Senior Indebtedness, and also expects that its subsidiaries will from time to time incur additional indebtedness and other liabilities. In addition, the Company may not repurchase any Notes upon a Fundamental Change if at such time the subordination provisions of the Indenture would prohibit the Company from making payments of principal in respect of the Notes. Such provisions may limit the ability of the Company to repurchase the Notes in the event of a Fundamental Change, and the failure to so repurchase the Notes when required would result in an Event of Default (as defined herein) under the Indenture. See "Description of the Notes -- Subordination."

     Litigation. The Company is from time to time the subject of complaints and litigation from customers alleging illness, injury or other food quality, health or operational concerns. The Company also is the subject of complaints or allegations from employees and franchisees from time to time. The Company believes that the lawsuits, claims and other legal matters to which it is subject in the course of its business are not material to the Company's financial condition or results of operations, but an existing or future lawsuit or claim could result in an adverse decision against the Company that could have a material adverse effect on the Company's financial condition and results of operations.

     Anti-Takeover Provisions. The Company's Certificate of Incorporation and Bylaws include several provisions and features intended to render more difficult certain unsolicited or hostile attempts to acquire the Company. These features include, among other things, the establishment of a classified Board of Directors with staggered terms of office and cumulative voting in the election of directors, the requirement of a supermajority vote of stockholders to approve certain business combinations, the elimination of the right of stockholders to call special meetings of stockholders or to act by written consent, advance notice requirements for stockholder proposals and director nominations, provisions that directors may be removed only for cause and that vacancies in the Board of Directors may (unless the Board of Directors determines otherwise) be filled only by a majority of the remaining directors, and a requirement for a supermajority vote of stockholders to amend certain of the foregoing provisions. In light of the foregoing, the Company has elected, in its Certificate of Incorporation, not to be governed by Section 203 of the Delaware General Corporation Law, which limits the ability of a corporation to engage in certain "business combinations" (as defined therein) with an "interested stockholder" (as defined therein). In addition, the Board of Directors has the authority, without further action by the Company's stockholders, to issue up to five million shares of preferred stock in one or more series, and to fix the rights, preferences and restrictions thereof. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock."

     Absence of Public Market for the Notes. Prior to this offering, there has been no public trading market for the Notes. Although the Notes have been eligible for trading in the PORTAL Market, Notes acquired pursuant to this Prospectus will not be eligible for trading in the PORTAL Market. In addition, although certain of the Initial Purchasers have advised the Company that they are currently making a market in the Notes, they are not obligated to do so and may discontinue such market making at any time without notice. Such market making activity will be subject to limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any market for the Notes will be maintained. If an active market for the Notes is not sustained, the trading price of such Notes could be materially adversely affected. The Company currently does not intend to apply for listing of the Notes on any national securities exchange.

     Stock Price Volatility. The market price of the Company's Common Stock has risen substantially since fiscal 1996. See "Common Stock Price Range and Dividends." The market price of the Common Stock could be substantially affected by quarterly variations in the actual or anticipated results of operations of the Company, its competitors and other companies in the restaurant industry, as well as changes in general conditions in the economy, the financial markets or the quick-service restaurant industry, the failure by the Company to meet securities analysts' expectations, changes in securities analysts' recommendations regarding the Common Stock, the occurrence of natural disasters, or other developments affecting the Company or its competitors. In recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

     Limitation on Repurchase Upon a Fundamental Change. The Company's ability to repurchase the Notes upon a Fundamental Change may be limited by the Indenture and the Senior Indebtedness. As a result of such limitations, it is unlikely that a holder of the Notes would be able to compel the Company to repurchase the Notes upon a Fundamental Change unless the Company is able to refinance such Senior Indebtedness. The Company may not have the financial ability to repurchase the Notes in the event payment of Senior Indebtedness is accelerated. The Fundamental Change provision may not, in some instances, prevent a decrease in the value of the Notes in the event the Company incurs additional leverage through certain types of recapitalizations, leveraged buyouts or similar transactions. See "Description of the Notes -- Redemption at Option of the Holder."

     Ability to Pay Dividends. The Company currently follows a policy of paying semi-annual cash dividends on its Common Stock. However, the continued payment of dividends on the Common Stock will depend on certain factors, including the Company's operating results, business requirements and financial condition, and such other factors that the Company's Board of Directors considers relevant. Under certain circumstances, the Senior Credit Facility will restrict the ability of the Company to pay cash dividends on the Common Stock. See "Common Stock Price Range and Dividends."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Offered Securities by the Selling Securityholders. See "Selling Securityholders."

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "CKR". The following table sets forth, for the periods indicated, the high and low closing sale prices of the Company's Common Stock reported on the NYSE Composite Tape and cash dividends declared per share on the Company's Common Stock (retroactively adjusted for a three-for-two stock split effected as a stock dividend in January 1997 and a 10% stock dividend in February 1998).

                                                                        CASH
                                                                      DIVIDENDS
                                                   HIGH      LOW      DECLARED
                                                  ------    ------    ---------
FISCAL 1997
  First Quarter.................................  $14.62    $ 9.02         --
  Second Quarter................................   16.97     12.42     $ .024
  Third Quarter.................................   20.76     14.02         --
  Fourth Quarter................................   21.82     17.35     $ .024

FISCAL 1998
  First Quarter.................................  $23.18    $16.70         --
  Second Quarter................................   32.95     20.34     $ .036
  Third Quarter.................................   40.85     28.64         --
  Fourth Quarter................................   42.19     31.25     $ .036

FISCAL 1999
  First Quarter.................................  $45.81    $30.88     $ .040
  Second Quarter (through June 8, 1998).........  $34.94    $29.81         --

     As of January 26, 1998, there were approximately 1,800 holders of record of the Common Stock.

     The Company has followed a policy of paying semi-annual cash dividends, at the annual rate of $0.05 per share (adjusted to give retroactive effect to the stock split and stock dividend) during fiscal 1996 and fiscal 1997. During fiscal 1998, the Company increased the annual cash dividend rate to $0.07 per share (adjusted to give retroactive effect to the stock dividend). On March 31, 1998, the Company's Board of Directors increased the semi-annual cash dividend rate to $0.04 per share and declared a $0.04 cash dividend, which was paid on April 30, 1998 to holders of record on April 15, 1998. The continued payment of dividends on the Common Stock will depend upon certain factors, including the Company's operating results, business requirements and financial condition and such other factors that the Company's Board of Directors considers relevant. Under certain circumstances, the Senior Credit Facility restricts the ability of the Company to pay cash dividends on its Common Stock. See "Risk
Factors -- Ability to Pay Dividends."

                            DESCRIPTION OF THE NOTES

     The Notes were issued under an indenture dated as of March 13, 1998 (the "Indenture"), between the Company and Chase Manhattan Bank and Trust Company, National Association, as trustee (the "Trustee"). Copies of the Indenture and Registration Rights Agreement (as defined below) are available from the Trustee upon request by a registered holder of the Notes. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the Form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

     The Notes represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "-- Subordination of Notes" and convertible into Common Stock as described under "-- Conversion of Notes." The Notes are limited to $197,225,000 aggregate principal amount, are issuable only in denominations of $1,000 and multiples thereof and will mature on March 15, 2004.

     The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness (as defined below under "-- Subordination of Notes"), or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "-- Redemption at Option of the Holder."

     The Notes bear interest at the annual rate set forth on the cover page hereof from March 13, 1998, payable semi-annually on March 15 and September 15, commencing on September 15, 1998, to holders of record at the close of business on the preceding March 1 and September 1, respectively, except (i) that the interest payable upon redemption (unless the date of redemption is an interest payment date) will be payable to the person to whom principal is payable and
(ii) as set forth in the next succeeding sentence. In the case of any Note (or portion thereof) which is converted into Common Stock of the Company during the period from (but excluding) a record date to (but excluding) the next succeeding interest payment date either (i) if such Note (or portion thereof) has been called for redemption on a redemption date which occurs during such period, or is to be redeemed in connection with a Fundamental Change on a Repurchase Date (as defined) which occurs during such period, the Company shall not be required to pay interest on such next succeeding interest payment date in respect of any such Note (or portion thereof) or (ii) if otherwise, any Note (or portion thereof) submitted for conversion during such period shall be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (see "Conversion of Notes"). Interest may, at the Company's option, be paid either (i) by check mailed to the address of the person entitled thereto as it appears in the Note register or (ii) by transfer to an account maintained by such person located in the United States; provided, however, that payments to The Depository Trust Company, New York, New York ("DTC") will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

FORM, DENOMINATION AND REGISTRATION

     The Notes are issuable in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

     Global Notes, Book-Entry Form. Notes sold by the Selling Securityholders pursuant to the Registration Statement of which this Prospectus forms a part will be evidenced by a global Note (the "Global Note"), except as set forth below under "Certificated Notes." The Global Note will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Beneficial interests in the

Global Note will be exchangeable for definitive certificated Notes only in accordance with the terms of the Indenture.

     Purchasers of the Notes may hold their interests in the Global Note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC ("Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds.

     Persons who are not Participants may beneficially own interests in the Global Note held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Note, Cede for all purposes will be considered the sole holder of the Global Note. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive registered form, and will not be considered the holders thereof.

     Payment of interest on and the redemption price or repurchase price of the Global Note will be made to Cede, as the nominee of DTC, as the registered owner of the Global Note by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. None of the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, the Global Note, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee (or any registrar, authenticating agent, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below), only at the direction of one or more Participants to whose account with DTC interests in a Global Note are credited, and only in respect of the principal amount of the Notes represented by such Global Note as to which such Participant or Participants has or have given such direction.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial

Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Notes to be issued in definitive registered form in exchange for Global Notes.

     Certificated Notes. Holders of Notes may take physical delivery of the Notes in definitive registered form. In addition, holders of Notes may request that certificated Notes be issued in exchange for Notes represented by a Global Note. Furthermore, certificated Notes may be issued in exchange for Notes represented by Global Notes if DTC is unable or unwilling to continue as depositary and no successor depositary is appointed by the Company as set forth above under "-- Global Notes, Book-Entry Form."

CONVERSION OF NOTES

     The holders of Notes will be entitled at any time on or after 90 days following the date of original issuance thereof through the close of business on the final maturity date of the Notes, subject to prior redemption, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no payment or other adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If any Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of Common Stock on the last business day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption unless the Company defaults in the payment of the redemption price. A
Note in respect of which a holder is exercising its option to require redemption upon a Fundamental Change may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

     The initial conversion price of $48.204 per share of Common Stock is subject to adjustment under formulae as set forth in the Indenture in certain events, including:

          (i) the issuance of Common Stock of the Company as a dividend or distribution on the Common Stock;

          (ii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock;

          (iii) certain subdivisions and combinations of the Common Stock;

          (iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock) or evidences of indebtedness of the Company or of assets (including securities, but excluding those rights or warrants to purchase Common Stock, and dividends and distributions referred to above or paid in cash);

          (v) distributions consisting of cash, excluding any quarterly cash dividend on the Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any fiscal quarter does not exceed the greater of (x) the amount per share of Common Stock of the next preceding quarterly cash dividend on the Common Stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (v) (as adjusted to reflect subdivisions or combinations of the Common Stock), and (y) 3.75 percent of the average of the last reported sales price of the Common Stock during the ten consecutive trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company. If an adjustment is required to be made as set forth in this clause (v) as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (v). If an adjustment is required to be made as set forth in this clause (v) as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution;

          (vi) payment in respect of a tender offer or exchange offer by the Company or any subsidiary of the Company for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price (as defined in the Indenture) per share of Common Stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer;

          (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in this clause (vii) will only be made if the tender offer or exchange offer is for an amount that increases the offeror's ownership of Common Stock to more than 35% of the total shares of Common Stock outstanding, and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in this clause (vii) will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets; and

          (viii) the issuance of Common Stock or securities convertible into, or exchangeable for, Common Stock at a price per share (or having a conversion or exchange price per share) that is less than the then Current Market Price of the Common Stock (but excluding, among other thing, issuances: (a) pursuant to any bona fide plan for the benefit of employees, directors or consultants of the Company or any subsidiary of the Company in effect on the date of the Indenture or thereafter; (b) to acquire all or any portion of a business in an arm's-length transaction between the Company and an unaffiliated third party fees including, if applicable, issuances upon exercise of options or warrants assumed in connection with such an acquisition; (c) in a bona fide public offering pursuant to a firm commitment underwriting (or similar type of offering made pursuant to Rule 144A and/or Regulation S under the Securities Act) or sales at the market pursuant to a continuous offering stock program; (d) pursuant to the exercise of warrants, rights (including, without limitation, earnout rights) or options, or upon the conversion of convertible securities, which are issued and outstanding on the date of the Indenture, or which may be issued in the future at fair value and with an exercise price or conversion price at least equal to the Current Market Price of the Common Stock at the time of issuance of such warrant, right, option or convertible security; and (e) pursuant to a dividend reinvestment plan or other plan hereafter adopted for the reinvestment of dividends or interest provided that such Common Stock is issued at a price at least equal to 95% of the market price of the Common Stock at the time of such issuance).

     In the case of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination involving the Company or (iii) a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will generally be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

     In the event of a taxable distribution to holders of Common Stock or in certain other circumstances requiring conversion price adjustments, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

     The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

REDEMPTION AT OPTION OF THE COMPANY

     The Notes are not entitled to any sinking fund. At any time on or after March 20, 2001, the Notes will be redeemable at the Company's option on at least 30 days' notice as a whole or, from time to time, in part at the following prices (expressed as a percentage of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption: if redeemed during the period beginning March 20, 2001 and ending on March 14, 2002 at a redemption price of 102.125%, during the 12-month period beginning March 15, 2002 at a redemption price of 101.417%, during the 12-month period beginning March 15, 2003 at a redemption price of 100.708% and 100% at March 15, 2004, provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date of the Notes being redeemed.

     If less than all of the outstanding Notes are to be redeemed, the Trustee shall select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof in compliance with the requirements, as certified to the Trustee by the Company in the form of an officer's Certificate, of the principal national securities exchange on which the Notes are listed, or if the Notes are not so listed, by lot, or, in the Trustee's discretion, on a pro rata basis or by another method the Trustee considers fair and appropriate. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be of the portion selected for redemption.

     The Company may not give notice of any redemption of Notes if an Event of Default with respect to the payment of interest on any Notes has occurred and is continuing.

REDEMPTION AT OPTION OF THE HOLDER

     If a Fundamental Change (as defined herein) occurs at any time prior to March 15, 2004, each holder of Notes shall have the right, at the holder's option, to require the Company to redeem any or all of such holder's Notes on the date (the "Repurchase Date") that is 30 days after the date of the Company's notice of such Fundamental Change. The Notes will be redeemable in multiples of $1,000 principal amount.

     The Company shall redeem such Notes at a price equal to 100% of the principal amount thereof; provided that, if the Applicable Price (as defined) is less than the Reference Market Price (as defined), the Company shall redeem such Notes at a price equal to the foregoing redemption price multiplied by the fraction obtained by dividing the Applicable Price by the Reference Market Price. In each case, the Company shall also pay accrued interest on the redeemed Notes to, but excluding, the Repurchase Date; provided that, if such Repurchase Date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the Notes on the relevant record date.

     The Company is required to mail to all holders of record of the Notes a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of such Fundamental Change. The Company is also required to deliver the Trustee a copy of such notice. To exercise the redemption right, a holder of Notes must deliver, on or before the 30th day after the date of the Company's notice of a Fundamental Change (the "Fundamental Change Expiration Time"), written notice of the holder's exercise of such right, together with the Notes to be so redeemed, duly endorsed for transfer, to the Company (or an agent designated by the Company for such purpose). Payment for Notes surrendered for redemption (and not withdrawn) prior to the Fundamental Change Expiration Time will be made promptly following the Repurchase Date.

     The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all Common Stock shall be exchanged for, be converted into, be acquired for, or constitute the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices. The term "Applicable Price" means (i) in the event of a Fundamental Change in which the holders of the Common Stock receive only cash, the amount of cash received by the holder of one share of Common Stock and (ii) in the event of any other Fundamental Change, the average of the last reported sale price for the Common Stock during the ten consecutive trading days prior to the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Fundamental Change, or, if there is no such record date, the date upon which the holders of the Common Stock shall have the right to receive such cash, securities, property or other assets in connection with the Fundamental Change. The term "Reference Market Price" shall initially mean $25.92 and in the event of any adjustment to the conversion price described above pursuant to the provisions of the Indenture, the Reference Market Price shall also be adjusted so that the ratio of the Reference Market Price to the conversion price after giving effect to any such adjustment shall always be the same as the ratio of $25.92 to the conversion price specified on the cover page of this Prospectus (without regards to any adjustment thereto).

     The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act to the extent then applicable in connection with the redemption rights of the holders of Notes in the event of a Fundamental Change.

     The redemption rights of the holders of Notes could discourage a potential acquiror of the Company. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender officer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company, nor would the requirement that the Company offer to repurchase the Notes upon a Fundamental Change necessarily afford the holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

     If a Fundamental Change were to occur, there can be no assurance that the Company would have sufficient funds to pay the redemption price for all the Notes tendered by the holders thereof. In addition, the Company's ability to repurchase the Notes upon a Fundamental Change may be limited by the terms of the Company's Senior Indebtedness and the subordination provisions of the Indenture. Further, the ability of the

Company to repurchase Notes upon a Fundamental Change will be dependent on compliance with applicable laws. The Company's failure to redeem tendered Notes in connection with a Fundamental Change would in any event constitute an Event of Default under the Indenture.

SUBORDINATION OF NOTES

     The Indebtedness evidenced by the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness of the Company. The Notes also are effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of the Company's subsidiaries.

     Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation, reorganization or similar proceeding, the payment of the principal of, or premium, if any, and interest (including liquidated damages, if any) on the Notes will be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default (as defined), the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture will require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

     The Company also may not make any payment upon or in respect of the Notes (including upon redemption) if (i) a default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace (a "Payment Default") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture (a "Non-Payment Default"). Payments on the Notes may and shall be resumed (a) in case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist and (b) in case of a Non-Payment Default, the earlier of the date on which such Non-Payment Default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice. No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or shall be made, the basis for a subsequent Payment Blockage Notice.

     In the event that, notwithstanding the foregoing, the Trustee or any holder of the Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

     By reason of the subordination provisions described above, in the event of the Company's dissolution, winding up, liquidation, reorganization or similar proceeding, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

     The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is pari passu or junior to the Notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include Indebtedness of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company.

     The term "Indebtedness" means, with respect to any Person (as defined) at any date of determination (without duplication):

          (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person for borrowed money (including obligations of the Company in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof), other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

          (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances;

          (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase such leased property;

          (d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

          (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through
     (d);

          (f) any indebtedness or other obligations described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person; and

          (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

     The term "Designated Senior Indebtedness" means Senior Indebtedness under the Company's existing Senior Credit Facility or any other particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

     The Notes are also effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of the Company's subsidiaries. Any right of the Company to receive the assets of any of its subsidiaries upon the liquidation or reorganization thereof (and the consequent right of the holders of the Notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     The Company's ability to redeem, repurchase or make interest and principal payments on the Notes is dependent upon the earnings of its subsidiaries and the distribution of those earnings (through dividends or otherwise) to, or upon loans or other payment of funds by those subsidiaries to, the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, the Company may be unable to gain access to the cash flow or assets of its subsidiaries in amounts sufficient to pay the principal of or interest on the Notes when due or to redeem Notes at the option of the holders thereof after the occurrence of a Fundamental Change.

     Giving effect to the FEI Acquisition, including the incurrence of indebtedness under the Senior Credit Facility to fund a portion of the FEI Acquisition, as of January 26, 1998, the Company had approximately $618.6 million of indebtedness and other liabilities that constituted Senior Indebtedness. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness or other liabilities that any subsidiary of the Company can create, incur, assume or guarantee.

     The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will generally be senior to those of the holders of the Notes in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     An Event of Default is defined in the Indenture as being: (i) default in payment of the principal of or premium, if any (upon redemption or otherwise), on the Notes (whether or not such payment is permitted to be made under the subordination provisions described above); (ii) default for 30 days in payment of any installment of interest, including liquidated damages, if any, on the Notes (whether or not such payment is permitted to be made under the subordination provisions described above); (iii) default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture; (iv) certain events involving bankruptcy, insolvency or reorganization of the Company or any of its subsidiaries; (v) failure by the Company to make any payment at maturity, including any applicable grace period, in respect of Indebtedness in an outstanding principal amount in excess of $25.0 million in the aggregate for all such issues and continuance of such failure for a period of 45 days after written notice thereof to the Company by the Trustee, or to the Company and the Trustee by the holders of not less than 25% in aggregate principal amount of the Notes then outstanding; or (vi) default with respect to any Indebtedness of the Company or any of its subsidiaries, which default results in the acceleration of Indebtedness in an amount in excess of $25.0 million in the aggregate for all such issues of all such Persons without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 45 days after written notice thereof to the Company by the Trustee, or to the Company and the Trustee by the holders of not less than 25% in aggregate principal amount of the Notes; provided, however, that if any such failure, default or acceleration referred to in clause (v) or clause (vi) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest (including liquidated damages, if any) with respect to the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so.

     The Indenture also provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal of, premium, if any, and accrued interest (including liquidated damages, if any) on the Notes to be due and payable immediately. In the case of certain events of bankruptcy or insolvency of the Company, the principal of, premium, if any, and accrued interest (including liquidated damages, if any) on the Notes shall automatically become and be immediately due and payable. However, if the Company shall cure all defaults (except the nonpayment of principal of, premium, if any, and interest (including liquidated damages, if any) on any of the Notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the Notes then outstanding.

     The Indenture provides than any payment of principal, premium, if any, or interest (including liquidated damages, if any) that is not made when due (whether or not such payment is permitted to be made under the subordination provisions described above) will accrue interest, to the extent legally permissible, at the annual rate set forth on the cover page hereof from the date on which such payment was required under the terms of the Indenture until the date of payment.

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of the Notes before proceeding to exercise any right or power under such Indenture at the request of such holders. Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

     The Indenture provides that no holder of the Notes may pursue any remedy under the Indenture, except for a default in the payment of principal, premium, if any, or interest (including liquidated damages, if any), on the Notes, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default, and the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made a written request, and offered reasonable indemnity, to the Trustee to pursue the remedy, and the Trustee shall not have received from the holders of a majority in principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to comply with such request within 60 days after receipt of such request.

     The Indenture contains a covenant that the Company will file annually with the Trustee a certificate of no default or a certificate specifying any default that exits.

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time for payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to redeem any Note upon the happening of any Fundamental Change in a manner adverse to the holders of the Notes, impair the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, impair the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture, or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes in any material respect, without the consent of each holder of a Note so affected or (ii) reduce the aforesaid percentage of Notes whose holders are required to consent to any such modification of the Indenture or any such supplemental indenture, without the consent of the holders of all of the Notes then outstanding. The Indenture also provides for certain modifications of its terms without the consent of the holders of the Notes.

REGISTRATION RIGHTS

     The Company has filed with the Commission a shelf registration statement, of which this Prospectus forms a part, covering resales by holders of the Notes and the Shares. The Company has agreed to use its best efforts to keep the registration statement effective until the earlier of (i) the sale pursuant to the shelf registration statement of all the securities registered thereunder and
(ii) the expiration of the holding period applicable to such securities pursuant to Rule 144(k) under the Securities Act or any successor provision. The Company will be permitted to suspend the use of this Prospectus for a period not to exceed 30 days in any three-month period, or not to exceed an aggregate of 60 days in any 12-month period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The Company has agreed to pay predetermined liquidated damages to those holders of Notes and those holders of Shares who have requested to sell pursuant to the registration statement if the registration statement is not timely filed or if this Prospectus is unavailable for periods in excess of those permitted above. The Company has further agreed, if such failure to file or unavailability continues for an additional 30-day period, to pay predetermined liquidated damages to all holders of Notes and all holders of Shares, whether or not such holder has requested to sell pursuant to the shelf registration statement. A holder who sells the Notes or the Shares pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in this Prospectus or a supplement thereto, deliver this Prospectus and any relevant supplement thereto to purchasers and be bound by those provisions of the Registration Rights Agreement, dated March 13, 1998, among the Company and the Initial Purchasers (the "Registration Rights Agreement") which are applicable to such holder (including certain indemnification provisions). The Company will pay all expenses of the registration statement, provide to each registered holder copies of this Prospectus and any relevant supplement thereto, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Notes or the Shares.

INFORMATION CONCERNING THE TRUSTEE

     Chase Manhattan Bank and Trust Company, National Association, as Trustee under the Indenture, has been appointed by the Company as paying agent, conversion agent, registrar and custodian with regard to the Notes.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). As of January 26, 1998, there were (i) 46,523,179 shares of Common Stock outstanding, excluding 6,096,708 shares of Common Stock reserved for issuance under the Company's stock option plans, of which 4,567,698 shares were issuable upon the exercise of stock options outstanding as of January 26, 1998, and excluding the shares of Common Stock issuable upon conversion of the Notes, and
(ii) no shares of Preferred Stock outstanding.

COMMON STOCK

     The Company's Certificate of Incorporation provides for cumulative voting by holders of Common Stock in the election of directors. Holders of Common Stock are entitled to one vote per share with respect to all other matters as to which they are entitled to vote. Cumulative voting rights in the election of directors means that each holder of Common Stock is entitled at all elections of directors to as many votes as shall equal the number of votes that (except for the provision as to cumulative voting) he or she would be entitled to cast for the election of directors with respect to his or her shares of Common Stock multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single director or may distribute them among the number of directors to be voted for, or for any two or more of them as he or she may see fit. The Company's Board of Directors is divided into three classes, with each class currently consisting of three directors (although one such class currently has a vacancy). One class is elected at each annual meeting of stockholders for a term of three years to succeed those directors whose terms expire at that annual meeting. Cumulative voting, when combined with the Company's classified Board of Directors, may make it more difficult for a third party to gain control of the Board of Directors of the Company.

     Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of or provision for liabilities of the Company and the liquidation preference, if any, of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue shares of Preferred Stock from time to time in one or more series and to fix the number of shares to be included in each series, the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions on such series, including but not limited to dividend rights, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and to increase or decrease the number of shares of any such series. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, could issue Preferred Stock with dividend, voting, conversion and other rights which could adversely affect the payment of dividends to, or the voting power or other rights of, the holders of Common Stock. The issuance of Preferred Stock may make it more difficult for a third party to gain control of the Company.

CERTAIN CHARTER PROVISIONS

     Certain of the provisions of the Company's Certificate of Incorporation and Bylaws will likely make it more difficult for another person or entity to effect certain business combinations with the Company or to take control of the Board of Directors of the Company. These provisions include, among others, (a) the establishment of a classified Board of Directors with staggered terms of office and the cumulative voting rights described above; (b) the requirements of a supermajority vote of stockholders to approve certain business combinations; (c) the elimination of the right of stockholders to call special meetings of stockholders or to act by written consent; (d) advance notice requirements for stockholder proposals and director nominations; (e) a provision that directors may be removed only for cause; and (f) a provision that a vacancy in any directorship, including a vacancy arising through an increase in the number of directors, may (unless the Board of Directors determines otherwise) be filled only by a majority of the remaining directors, even though less than a quorum, or by the sole remaining director. Any amendment or repeal of the provisions described in the preceding sentence (other than the provisions described in clause (d) above) must be approved by a majority of the directors then in office and by the affirmative vote of the holders of not less than 66 2/3% of the shares of Voting Stock (as defined in the Certificate of Incorporation) then outstanding. See "Risk
Factors -- Anti-Takeover Provisions."

     The Company has elected in its Certificate of Incorporation not to be governed by Section 203 of the Delaware General Corporation Law, which limits the ability of a corporation to engage in certain "business combinations" (as defined in Section 203) with an "interested stockholder" (as defined in Section
203).

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services, L.L.C.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the Notes (or shares of Common Stock received upon conversion thereof). This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described herein, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the Notes (or shares of Common Stock received upon conversion thereof).

     This discussion does not purport to address all tax consequences that may be important to a particular holder in light of the holder's circumstances (such as the alternative minimum tax provisions of the Code), or to certain categories of investors (such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities, or persons who hold the Notes (or shares of Common Stock received upon conversion thereof) as part of a hedge, conversion transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion is limited to holders who hold the Notes, or Common Stock into which the Notes are convertible, or both, as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

     PERSONS CONSIDERING THE PURCHASE OF A NOTE SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, AS WELL AS THE POTENTIAL CONVERSION OF THE NOTES INTO SHARES OF COMMON STOCK AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF SUCH COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

U.S. HOLDERS

     As used herein, the term "U.S. Holder" means a holder of a Note or Common Stock that is (i) for United States federal income tax purposes, a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions. As used herein, the term "Non-U.S. Holder" means a holder of a Note or Common Stock that is not a U.S. Holder.

     Interest on Notes. Interest paid on the Notes will be taxable to a U.S. Holder as ordinary interest income in accordance with such holder's method of tax accounting.

     Constructive Dividends. If at any time the Company makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes and, pursuant to certain conversion price adjustment provisions of the Indenture, the conversion price of the Notes is decreased, such decrease may be deemed to be the payment of a taxable dividend to U.S. Holders of Notes. If the conversion price is decreased at the discretion of the Company or in certain other circumstances, such decrease also may be deemed to be the payment of a taxable dividend to U.S. Holders of Notes. If there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of Common Stock in the assets or earnings of the Company, then such increase generally will be treated as a taxable dividend to the holders of Common Stock. The Company, may, at its option, make such reductions in the conversion price as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any stock dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for federal income tax purposes.

     Conversion of Notes. A U.S. Holder's conversion of a Note into Common Stock will generally not be a taxable event (except with respect to cash received in lieu of a fractional share). A U.S. Holder's basis in the Common Stock received on conversion of a Note will be the same as the U.S. Holder's basis in the Note at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the Note converted. The receipt of cash in lieu of fractional Common Stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and the U.S. holders tax basis in the fractional share interest).

     Sale, Exchange or Retirement of the Notes. Upon the sale, exchange or retirement of a Note, including as a result of a tender upon the occurrence of a Fundamental Change, a U.S. Holder will recognize gain or loss equal to the difference between the sale or redemption proceeds and the U.S. Holder's adjusted tax basis in the Note.

     A holder's adjusted tax basis in a Note will generally equal the holder's cost of the Note decreased by any repayments of principal that are received. Except to the extent of any accrued market discount (as described below), gain or loss realized on the sale, exchange or retirement of a Note generally will be capital gain or loss. For U.S. Holders who are individuals, the gain generally is taxed (i) at ordinary income tax rates if the Note is held less than 12 months, (ii) at a maximum statutory federal income tax rate of 28% if the Note is held for more than 12 months but not more than 18 months, and (iii) at a maximum statutory federal income tax rate of 20% if the Note is held more than 18 months.

     Dividends on Shares of Common Stock. Dividends, if any, paid on the Common Stock generally will be includable in the income of a U.S. Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits. Dividends paid to holders that are United States corporations may qualify for the dividends-received deduction.

     To the extent, if any, that a U.S. Holder receives distributions on shares of Common Stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed current and accumulated earnings and profits of the Company, such distributions will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of Common Stock. Any such distributions in excess of the holder's basis in the shares of Common Stock will be treated as capital gain.

     Sale of Common Stock. Upon the sale or exchange of Common Stock, U.S. Holders generally (subject to the market discount rules described below), will recognize gain or loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in the Common Stock. For U.S. Holders who are individuals, the gain is generally taxed (i) at ordinary income rates if the Common Stock is held for less than 12 months, (ii) at a maximum statutory federal income rate of 28% if the Common Stock is held for more than 12 months but not more than 18 months, and (iii) at a maximum statutory federal income tax rate of 20% if the Common Stock is held more than 18 months. In each case, the holding period of the Common Stock should include the period for which the related Note was held by the U.S. Holder.

     Market Discount. If a U.S. Holder purchases a Note at a market discount, (i.e., at a price below its face amount), any principal payment or gain realized on disposition or retirement of the Note will be treated as ordinary income to the extent of any accrued market discount. Accrued market discount is (a) the total market discount multiplied by (b) the number of days the Note was held divided by the total number of days from the date the holder acquired the Note until its maturity, unless the U.S. Holder irrevocably elects to accrue market discount under a constant interest method. In addition, any market discount may be taxable at the time of certain otherwise non-taxable transactions (e.g., gifts). However, if the holder elects to include market discount in income currently as it accrues the interest deferral described above will not apply. Absent an election to include market discount in income as it accrues, a U.S. Holder may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the Note until the market discount is taken into income. Any accrued market discount not previously taken into income should carry over to the Common Stock and be treated as ordinary income on a subsequent disposition of the Common Stock to the extent of any gain recognized on such disposition.

     Bond Premium. Generally, U.S. Holders who purchase their Notes at a "bond premium" may elect to amortize such "bond premium" for federal income tax purposes. The "bond premium" is generally (i) the excess of the purchase price of the bond over the amount payable at maturity (or if it results in a smaller amortizable "bond premium" attributable to the period including an earlier call date, such excess is determined with reference to the amount payable on the earlier call date), less (ii) any amount attributable to the conversion feature as determined pursuant to Treasury Regulations. The total amount of the "bond premium," if any, the portion of such "bond premium' deductible in any given year, if any, and the treatment of any unamortized "bond premium" at conversion or redemption, are subject to complex rules that depend, in part, on the facts and circumstances of the purchase and the purchaser's own situation, as well at the existence of the conversion feature and call feature of the Notes. Each U.S. Holder is advised to consult his or her own tax advisor with respect to the treatment of any "bond premium."

NON-U.S. HOLDERS

     The following discussion is a summary of the principal United States federal income and estate tax consequences resulting from the ownership of the Notes or Common Stock by Non-U.S. Holders.

     Interest on Notes. Subject to the discussion below of backup withholding, interest paid on the Notes to a Non-U.S. Holder generally will not be subject to United States federal income tax if: (i) such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder; (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation with respect to which the Company is a "related person" within the meaning of the Code (for this purpose, the holder of Notes would be deemed to own constructively the Common Stock into which it could be converted); and (iii) the beneficial owner, under penalty of perjury, certifies that the owner is not a United States person and provides the owner's name and address. If certain requirements are satisfied, the certification described in clause (iii) above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business. Under Treasury Regulations, which generally are effective for payments made after December 31, 1998, subject to certain transition rules, the certification described in clause (iii) above may also be provided by a qualified intermediary on behalf of one or more beneficial owners (or other intermediaries), provided that such intermediary has entered into a withholding agreement with the IRS and certain other conditions are met. A holder that is not exempt from tax under these rules will be subject to United States federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

     Conversion of Notes. A Non-U.S. Holder generally will not be subject to United States federal income tax on the conversion of a Note into shares of Common Stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a Note or Common Stock.

     Dividends. Subject to the discussion below of backup withholding, dividends, if any, paid on the Common Stock to a Non-U.S. Holder generally will be subject to a 30% United States federal withholding tax, subject to reduction for Non-U.S. Holders eligible for the benefits of certain income tax treaties. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, the Company will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under Treasury Regulations effective for payments after December 31, 1998, holders will be required to satisfy certain applicable certification requirements to claim treaty benefits. Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the U.S. by the Non-U.S. Holder. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a

United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Gain on Disposition of the Notes and Common Stock. A Non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of a Note, including the sale or exchange of Common Stock unless (i) in the case of an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) has a "tax home" in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the United States, (ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates, (iii) the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder, or (iv) in the case of the disposition of Common Stock, the Company is a U.S. real property holding corporation. The Company has not determined whether it is a U.S. real property holding corporation. If the Company is or becomes a U.S. real property holding corporation, so long as the Common Stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder who actually or constructively owns or owned (at any time during the shorter of the five year period preceding the date of disposition or the Non-U.S. Holder's holding period) more than five percent of the Common Stock will be subject to U.S. federal income tax on the disposition of the Common Stock. Any Non-U.S. Holder that may approach or exceed 5% ownership, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result.

     U.S. Federal Estate Tax. A Note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company and, at the time of the individual's death, payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common Stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     U.S. Holders. A U.S. Holder of Notes or Common Stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the U.S. Holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding. A U.S. Holder who does not provide the Company with its correct TIN may also be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided the required information is timely furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemption from backup withholdings is properly established. The Company will report to U.S. Holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

     Non-U.S. Holders. The Company must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of principal on the Notes by the Company or any agent thereof to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds on the disposition of Notes or shares of Common Stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. Holder of Notes or shares of Common Stock to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation for United States tax purposes, or a foreign person, 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, information reporting requirements, but not backup withholding, will apply unless such broker has documentary evidence in its files of the holder's Non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption.

     Recently finalized Treasury Regulations (the "New Regulations") would modify the application of information reporting requirements and the backup withholding tax requirements applicable to Non-U.S. Holders for reportable payments made after December 31, 1998. In general, the New Regulations do not significantly alter the current substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under the New Regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A holder of a Note or Common Stock that is received upon the conversion of a Note should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of the New Regulations on payments made with respect to the Notes or shares of Common Stock received upon the conversion of the Notes after December 31, 1998.

                            SELLING SECURITYHOLDERS

     The Notes were originally acquired from the Company by the Initial Purchasers on March 13, 1998. The Initial Purchasers have advised the Company that the Initial Purchasers have resold the Notes in transactions exempt from the registration requirements of the Securities Act to (i) "qualified institutional buyers" (as defined in Rule 144A of the Securities Act) in reliance on Rule 144A under the Securities Act, and (ii) institutional "accredited investors" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

     The Selling Securityholders named herein have advised the Company that they currently intend to sell the Notes and Shares set forth below pursuant to this Prospectus. Additional Selling Securityholders may choose to sell the Notes and Shares from time to time upon notice to the Company. See "Plan of Distribution."

     Prior to any use of this Prospectus in connection with an offering of the Notes and Shares, and promptly after the receipt by the Company of certain information from the Selling Securityholder intending to sell such Notes and Shares, this Prospectus will be supplemented to set forth the number of Notes and Shares beneficially owned by such Selling Securityholder and the number of Notes and Shares to be offered. The Prospectus Supplement will also disclose whether any Selling Securityholder selling in connection with such Prospectus Supplement has held any position, office or other material relationship with the Company or any of its predecessors or affiliates during the three years prior to the date of the Prospectus Supplement. See "Description of the Notes -- Registration Rights."

     The following table sets forth the name of each Selling Securityholder who has provided the Company with notice as of the date of this Prospectus pursuant to the Registration Rights Agreement of such Selling Securityholder's intent to sell or otherwise dispose of Notes and/or Shares pursuant to the registration statement, the principal amount of Notes and Shares beneficially owned by such Selling Securityholder as of the date of this Prospectus and the principal amount of Notes and/or number of Shares to be sold by such Selling Securityholder pursuant to the registration statement. Because the Selling Securityholders may offer all or some portion of the Notes and Shares, no estimate can be given as to the percentage of Notes or Common Stock that will be held by the Selling Securityholders upon termination of sales pursuant to this Prospectus. In addition, the Selling Securityholders identified below may have sold, transferred or disposed of all or a portion of their Notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

                                      PRINCIPAL AMOUNT   NUMBER OF    PRINCIPAL AMOUNT  NUMBER OF
                                          OF NOTES         SHARES         OF NOTES       SHARES
              NAME OF                   BENEFICIALLY    BENEFICIALLY       TO BE          TO BE
        SELLING STOCKHOLDER                OWNED          OWNED(1)        SOLD(2)        SOLD(2)
        -------------------           ----------------  ------------  ----------------  ---------
The Concordia Retirement Plan of the        $1,900,000        39,415        $1,900,000         --
  Lutheran Church -- Missouri Synod
Shepherd Investments International          10,875,000       225,603        10,875,000         --
  Ltd. .............................
Deutsche Bank A.G. .................        15,875,000       329,329        15,875,000         --
Hamilton Partners Limited...........         2,000,000        41,490         2,000,000         --
BNP Arbitrage SNC...................         2,000,000        41,490         2,000,000         --
Susquehanna Capital Group...........        12,295,000       255,061        12,295,000         --
Paloma Securities L.L.C.............         8,800,000       182,557         8,800,000         --
Silverton International Fund                 4,200,000        87,129         4,200,000         --
  Limited...........................
CFW-C, L.P..........................         2,000,000        41,490         2,000,000         --
AAM/Zazove Institutional Income              3,000,000        62,235         3,000,000         --
  Fund, L.P.........................
Fort Dearborn Life Insurance                   150,000         3,111           150,000         --
  Company...........................
Chrysler Insurance Company                      30,000           622            30,000         --
  Total Return......................

                                      PRINCIPAL AMOUNT   NUMBER OF    PRINCIPAL AMOUNT  NUMBER OF
                                          OF NOTES         SHARES         OF NOTES       SHARES
              NAME OF                   BENEFICIALLY    BENEFICIALLY       TO BE          TO BE
        SELLING STOCKHOLDER                OWNED          OWNED(1)        SOLD(2)        SOLD(2)
        -------------------           ----------------  ------------  ----------------  ---------
Century National Insurance                     650,000        13,484           650,000         --
  Company...........................
Argent Convertible Arbitrage Fund              250,000         5,186           250,000         --
  Ltd...............................
The Class IC Company, Ltd...........           500,000        10,372           500,000         --
Argent Classic Convertible Arbitrage        15,000,000       311,177        15,000,000         --
  Fund (Bermuda) L.P................
McMahan Securities Company, L.P.....           730,000        15,143           730,000         --
LDG Limited.........................         5,000,000       103,725         5,000,000         --
Fidelity Financial Trust: Fidelity           4,000,000        82,980         4,000,000         --
  Convertible Securities Fund(3)....
TQA Arbitrage Fund, L.P.............         5,000,000       103,725         5,000,000         --
TQA Leverage Fund, L.P..............         5,000,000       103,725         5,000,000         --
TQA Vantage Fund, Ltd...............         5,000,000       103,725         5,000,000         --
TQA Vantage Plus Fund, Ltd..........         5,000,000       103,725         5,000,000         --
Highbridge Capital Corporation......         2,675,000        55,493         2,675,000         --
NationsBanc Montgomery Securities...         5,000,000       103,725         5,000,000         --

---------------
(1) Includes shares of Common Stock issuable upon conversion of the Notes.

(2) Because a Selling Securityholder may sell all or a portion of the Notes and the Shares pursuant to this Prospectus, no estimate can be given as to the number and percentages of Notes or Shares that will be held by the Selling Securityholder upon termination of any such sales.

(3) The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Massachusetts corporation.

     None of the Selling Securityholders named above have, within the past three years, held any position, office or other material relationship with the Company or any of its predecessors or affiliates, except as noted above.

                              PLAN OF DISTRIBUTION

     The Notes and the Shares are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this Prospectus. The Company has agreed, among other things, to bear all expenses in connection with the registration and sale of the Notes and the Shares covered by this Prospectus. The Company will not receive any of the proceeds from the offering of Notes and the Shares by the Selling Securityholders.

     Notes and Shares offered hereby may be sold from time to time directly by any Selling Securityholder or, alternatively, through underwriters, broker-dealers or agents. If Notes or Shares are sold through underwriters or broker-dealers, the Selling Securityholder will be responsible for underwriting discounts or commissions or agent's commissions. Such Notes or Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Notes or Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (iv) through the writing of options. In connection with sales of the Notes or Shares or otherwise, any Selling Securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Notes or Shares in the course of hedging the positions they assume. Any Selling Securityholder may also sell short and deliver Notes or Shares to close out such short positions, or loan or pledge Notes or Shares to broker-dealers that in turn may sell such securities.

     The outstanding Common Stock is publicly traded on the NYSE and the Shares have been approved for listing upon official notice of issuance. The Initial Purchasers have advised the Company that they are currently making and currently intend to continue making a market in the Notes; however, they are not obligated to do so and any such market-making may be discontinued at any time without notice, in the sole discretion of the Initial Purchasers. The Company does not intend to apply for listing of the Notes on any securities exchange. Accordingly, no assurance can be given as to the liquidity of, or any trading market for, the Notes.

     The Selling Securityholders and any broker-dealers or agents that participate with the Selling Securityholders in the distribution of the Notes or the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealer or agents and any profits realized by the Selling Securityholders on the resales of the Notes or the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this Prospectus. There is no assurance that any Selling Securityholder will sell any or all of the Notes or the Shares described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

     The Notes were originally sold by the Company to the Initial Purchasers in March 1998 in a private placement. The Registration Rights Agreement provides for the Company and Selling Securityholders to indemnify each other against certain liabilities, including certain liabilities under the Securities Act that could arise in connection with the resale of the Notes by the Initial Purchasers.

     The Company has agreed pursuant to the Registration Rights Agreement to use its best efforts to cause the registration statement to which this Prospectus relates to become effective as promptly as practicable and to keep the registration statement effective until the earlier of (i) the sale pursuant to the registration statement of all the securities registered thereunder and (ii) the expiration of the holding period applicable to such securities pursuant to Rule 144(k) under the Securities Act or any successor provision. The Registration Rights Agreement provides that the Company may suspend the use of this Prospectus in connection with the sales of Notes and Shares by Selling Securityholders, for a period not to exceed 30 days in any three-month period, or not to exceed an aggregate of 60 days in any 12-month period, under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. Expenses of

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preparing and filing the registration statement and all post-effective amendments will be born by the Company.

     Certain of the Initial Purchasers have engaged in transactions with and performed various investment banking and other services for the Company in the past, and may do so from time to time in the future.

                                 LEGAL MATTERS

     The validity of the Notes and the Shares offered hereby will be passed upon for the Company by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

                                    EXPERTS

     The consolidated financial statements of CKE Restaurants, Inc. and its subsidiaries as of January 31, 1998 and 1997, and for each of the years in the three-year period ended January 31, 1998, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1998 have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Hardee's Food Systems, Inc. for each of the years in the three-year period ended December 31, 1996 incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated July 15, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Room 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549, at prescribed rates, or on the world wide web at http://www.sec.gov. Copies of other materials concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Notes and Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Notes and the Shares offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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